

CORRECTED
March 20, 2013

Via E-mail
Brian Kim
Vice President, Secretary and Managing Director
c/o Blackstone Real Estate Partners VII L.P.
BRE Select Hotels Corp.
345 Park Avenue
New York, New York 10154

> **Re:** **BRE Select Hotels Corp**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 27, 2013**
> **File No. 333-186090**
>
> **Apple REIT Six, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 12, 2012**
> **File No. 000-51270**

Dear Mr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Background of the Merger, page 48

1. We note the revised disclosure in response to comments 12 and 13 of our letter dated February 15, 2013 that the board considered the buyer's ability to close the transaction as one of the primary factors in making its determination. However, it remains unclear how the board specifically concluded that the buyer's offer, in light of the possible downward adjustments and your leverage, post transaction, was in the company's best interest

instead of the all-cash offer. Please revise to more fully discuss the all-cash offer and also clearly elucidate the board's determination regarding the preferred stock portion of the merger consideration.

New Preferred Shares Financial Analysis, page 63

2.   Please revise to clarify why Wells Fargo Securities determined it was reasonable to not take into account the impact of the possible downward adjustment due to legacy matters. Also, please clarify whether the discount rate used factored in your leverage post acquisition.

Control of BRE Select Hotels, page 73

3.   We note your revisions on page 73 in response to comment 9. Please supplement your disclosure in the first full risk factor on page 34 to briefly reflect the revised disclosure on page 73.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551- 3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Brian M. Stadler
       Simpson Thacher & Bartlett LLP